Exhibit 99.1

Alterity Therapeutics to Present at MST Financial Webinar

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 24 July 2024: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, will be presenting a webinar to investors and shareholders hosted by MST Financial on Thursday, 25 July 2024 at 8:30am AEST.

Details are listed below:

Webcast details

AUSTRALIA PARTICIPANTS:

Date:	Thursday, 25 July 2024
Time:	8:30 a.m. AEST (Sydney/Melbourne)

UNITED STATES PARTICIPANTS:

Date:	Wednesday, 24 July 2024
Time:	3:30 p.m. Pacific Time
6:30 p.m. Eastern Time

Register for the Zoom webcast:

https://mstfinancial-au.zoom.us/webinar/register/WN_8zfACjD8TqO7SsMcAyxzkg

Registration is required and dial in details will be sent directly upon registration.

Investors will have the opportunity to ask questions during the call, at the conclusion of the presentation.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386